

August 15, 2014

<u>Via E-mail</u>
Stuart Rogers
Chief Executive Officer
Alberta Star Development Corp.
2300 – 1066 West Hastings Street
Vancouver, British Columbia V6E 3X2 Canada

     Re: **Alberta Star Development Corp.**
               Form 20-F for the Fiscal Year Ended November 31, 2013
               Filed March 31, 2014
               Form 6-K
               Filed June 30, 2014
               File Nos. 0-31172

Dear Mr. Rogers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 6-K filed June 30, 2014</u>

1. You disclose that you received shareholder approval of your proposed change of business and that "[t]he Company is currently reviewing investments that conform with its investment policy and proposes to invest a further $1,000,000 in order to satisfy the listing requirements of the TSXV…" Given that you are conditionally approved as an investment company under the TSXV, please clarify whether you intend to register as an investment company under the Investment Company Act of 1940. If you do not intend to register under the Investment Company Act, please provide us with a detailed analysis of

the exemption that you intend to rely on. Please note we may refer your response to the Division of Investment Management for further review.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director